1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 13, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) RESUMPTION OF TRADING

Reference is made to the announcement of the Company dated 7 December 2006 (the "Announcement") in relation to the proposed share reforms of Shandong Aluminum and Lanzhou Aluminum. Terms used herein shall have the same meanings as defined in the Announcement, unless the context requires otherwise.

Trading in the Company's H Shares has been suspended since 9:30 a.m. on 28 November 2006. In accordance with the advice of the Hong Kong Stock Exchange and after due consideration by the Directors, the Company has decided to resume trading in the Company's H Shares at 9:30 a.m. on 13 December 2006. As stated in the Announcement, the terms and conditions of the Merger Proposals (including, among other things, the Exchange Ratios and the Cash Alternative Amounts) will be confirmed shortly and further announcement will be made by the Company in such regard.

No agreement in relation to the Merger Proposals has yet been entered into. Since the Merger Proposals are subject to the parties agreeing the terms of and entering into the relevant Merger Agreement (which will then determine the final terms and conditions of the Merger Proposals) and the fulfillment of the other conditions stated in the Announcement, the Merger Proposals may not be proceeded with or become unconditional or effective. There is no assurance that the Merger Agreements will be entered into and that all the conditions precedent contained in the Merger Agreements can be satisfied. Investors and potential investors in the Company's H Shares should exercise care, and they should only rely on information published by the Company, when they deal, or contemplate dealing, in the Company's H Shares or other securities of the Company.

Trading in the H Shares of the Company on the Hong Kong Stock Exchange will resume at 9:30 a.m. on 13 December 2006.

By order of the Board of Directors of Aluminum Corporation of China Limited* Liu Qiang Company Secretary

Beijing, 12 December 2006

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary